Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Wednesday, 1 June 2022

REVISED SECURITIES DEALING POLICY

In accordance with ASX Listing Rule 12.10, Woodside Energy Group Ltd advises that it has amended its Securities Dealing Policy (Policy) with effect from 1 June 2022.

A copy of the revised Policy is attached for release to the market.

Contacts:
INVESTORS Damien Gare W: +61 8 9348 4421 M: +61 417 111 697 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.